UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Canwealth Minerals Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

13874Y101
(CUSIP Number)

Garth McIntosh 1376 Perrot Boulevard Ile Perrot, Quebec, Canada J7V 7P2 (514) 425-2020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 13874Y101	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) ICBS Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,648,077
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 38,648,077
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,648,077
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 13874Y101	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Garth McIntosh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,648,077*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 38,648,077*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,648,077*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%*
14.	TYPE OF REPORTING PERSON IN

*  Represents shares held by ICBS Ltd., with respect to which Mr. McIntosh possesses sole voting and dispositive power by virtue of being a principal shareholder, President and sole director of ICBS Ltd.

SCHEDULE 13D
CUSIP NO. 13874Y101	Page 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Radcor Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,521,154
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,521,154
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,521,154
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 13874Y101	Page 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Perry Radin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,521,154*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,521,154*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,521,154*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9*
14.	TYPE OF REPORTING PERSON IN

*  Represents shares held by Radcor Inc., with respect to which Mr. Radin possesses sole voting and dispositive power by virtue of being the sole director and sole shareholder of voting stock of Radcor Inc.

SCHEDULE 13D
CUSIP NO. 13874Y101	Page 6

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Canwealth Minerals Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1376 Perrot Boulevard, Ile Perrot, Quebec, Canada J7V 7P2.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by (i) ICBS Ltd., a corporation organized under the laws of the State of Delaware, USA (“ICBS”), (ii) Garth McIntosh, a natural person who is a citizen of Canada (“Mr. McIntosh”), (iii) Radcor Inc., a corporation organized under the laws of Canada (“Radcor”), and (iv) Perry Radin, a natural person who is a citizen of Canada (“Mr. Radin,” and collectively with ICBS, Mr. McIntosh and Radcor, the “Reporting Persons”).

The business address of each of ICBS and Mr. McIntosh is 1376 Perrot Boulevard, Ile Perrot, Quebec, Canada J7V 7P2.  Mr. McIntosh is the President, Chief Executive Officer and sole director of the Issuer, as well as the President, Chief Executive Officer, principal shareholder and sole director of ICBS.  ICBS is a private investment firm and also provides advisory services with respect to mergers and acquisitions.

The business address of each of Radcor and Mr. Radin is 4915 De Salaberry, Suite 104, Saint Laurent, Quebec, Canada H4J 1H8.  Radcor’s principal business is to hold the Common Stock of the Issuer.  Mr. Radin is a partner at Radin Hamakiotis CPA Inc., which provides accounting services.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ICBS and Radcor acquired their respective shares of Common Stock of the Issuer as a result of a merger (the “Merger”) of Canwealth Minerals Corporation, a Delaware corporation formed for the purpose of consummating the Merger (“Canwealth Delaware”), with and into USG1, Inc. (“USG1”), a Delaware corporation and the Issuer’s predecessor.  Pursuant to the Merger, which was consummated on February 11, 2013, the outstanding shares of Canwealth Delaware common stock held by its existing stockholders, including ICBS and Radcor, were converted into shares of USG1 common stock, representing 87% of the issued and outstanding shares of USG1 common stock immediately following the effective date of the Merger.  Contemporaneously with the Merger, the corporate name “USG1, Inc.” was changed to “Canwealth Minerals Corporation.”

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are holding the Issuer’s securities being reported hereunder for investment purposes.  However, consistent with such purposes, the Reporting Persons intend to engage the Issuer in discussions with respect to all potential opportunities for the Issuer to maximize shareholder value, including extraordinary corporate transactions such as selling the Issuer.  Consistent with the Reporting Persons’ investment purposes, each of the Reporting Persons reserves the right to acquire additional shares of the Issuer’s Common Stock or dispose of shares of the Issuer’s Common Stock at any time and from time to time in the open market (when available), through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations.

SCHEDULE 13D
CUSIP NO. 13874Y101	Page 7

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Mr. McIntosh beneficially owns 38,648,077 shares of Common Stock which are owned by ICBS, over which he has sole voting and dispositive power as the principal shareholder, President and sole director of ICBS.  Based on a total of 50,769,231 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Mr. McIntosh represent approximately 76.1% of the Issuer’s Common Stock.

ICBS owns 38,648,077 shares of Common Stock, over which it has sole voting and dispositive power.  Based on a total of 50,769,231 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by ICBS represent approximately 76.1% of the Issuer’s Common Stock.

Mr. Radin beneficially owns 5,521,154 shares of Common Stock which are owned by Radcor, over which he has sole voting and dispositive power as the sole director and the sole holder of voting stock of Radcor.  Based on a total of 50,769,231 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Mr. Radin represent approximately 10.9% of the Issuer’s Common Stock.

Radcor beneficially owns 5,521,154 shares of Common Stock, over which it has sole voting and dispositive power.  Based on a total of 50,769,231 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Radcor represent approximately 10.9% of the Issuer’s Common Stock.

The Reporting Persons collectively beneficially own an aggregate of 44,169,231 shares of the Issuer’s Common Stock.  Based on a total of 50,769,231 outstanding shares of Common Stock of the Issuer (according to information in the Issuer’s public filings) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned collectively by the Reporting Persons represent approximately 87.0% of the Issuer’s Common Stock.

(b)          Number of shares of Common stock as to which such Reporting Person has:

GARTH McINTOSH:
(i)	Sole power to vote or to direct the vote: 38,648,077
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 38,648,077
(iv)	Shared power to dispose or to direct the disposition of: 0

ICBS, LTD.:
(i)	Sole power to vote or to direct the vote: 38,648,077
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 38,648,077
(iv)	Shared power to dispose or to direct the disposition of: 0

PERRY RADIN:
(i)	Sole power to vote or to direct the vote: 5,521,154
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 5,521,154
(iv)	Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13D
CUSIP NO. 13874Y101	Page 8

RADCOR INC.:
(i)	Sole power to vote or to direct the vote: 5,521,154
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 5,521,154
(iv)	Shared power to dispose or to direct the disposition of: 0

(c)            During the past sixty days, none of the Reporting Persons has sold or bought any shares of Common Stock.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between any Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:  Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 25, 2013

/s/ Garth McIntosh
Garth McIntosh

/s/ Perry Radin
Perry Radin

ICBS LTD.

By:	/s/ Garth McIntosh
Garth McIntosh, President

RADCOR INC.

By:	/s/ Perry Radin
Perry Radin, President

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Exhibit A

Agreement of Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ownership by each of the undersigned of shares of stock of the Issuer.

Date: September 25, 2013	GARTH McINTOSH /s/ Garth McIntosh

Date: September 25, 2013	PERRY RADIN /s/ Perry Radin

Date: September 25, 2013	ICBS LTD. By: /s/ Garth McIntosh
Garth McIntosh, President

Date: September 25, 2013	RADCOR INC. By: /s/ Perry Radin
Perry Radin, President